

**March 21, 2005**

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders (the ''Annual Meeting'') of Odyssey Re Holdings Corp. (''OdysseyRe''), a Delaware corporation, to be held on Wednesday, April 20, 2005 at The Yale Club, 50 Vanderbilt Avenue, New York, New York. The Annual Meeting will commence at 9:00 a.m. (EST).

At the Annual Meeting, you will be asked to consider and vote upon the election of eight directors. The attached Proxy Statement presents the details of this proposal.

**Your participation and vote are important. The election of the eight directors will not be effected without the affirmative vote of at least a majority of the outstanding common stock present and voting at the Annual Meeting.**

**For further information regarding the matter to be voted on at the Annual Meeting, I urge you to carefully read the accompanying Proxy Statement, dated March 21, 2005.** If you have questions about this proposal or would like additional copies of the Proxy Statement, you should contact Donald L. Smith, Senior Vice President, General Counsel and Corporate Secretary of OdysseyRe, 300 First Stamford Place, Stamford, Connecticut 06902, telephone (203) 977-8000.

Sincerely,

Andrew A. Barnard
*President and Chief Executive Officer*

The accompanying Proxy Statement is dated March 21, 2005 and is first being mailed to stockholders on or about March 21, 2005.



**OdysseyRe**®

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
### April 20, 2005

To the stockholders of

ODYSSEY RE HOLDINGS CORP.:

NOTICE IS HEREBY GIVEN that the 2005 annual meeting of stockholders (the "Annual Meeting") of Odyssey Re Holdings Corp. ("OdysseyRe"), a Delaware corporation, will be held on Wednesday, April 20, 2005 at The Yale Club, 50 Vanderbilt Avenue, New York, New York. The Annual Meeting will commence at 9:00 a.m. (EST), for the following purposes:

- to elect eight directors, each to serve until the next annual meeting of stockholders; and

- to transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

Only stockholders of record at the close of business on March 1, 2005 are entitled to notice of, and to vote at, the Annual Meeting. A list of such stockholders will be available at OdysseyRe's corporate headquarters, located at 300 First Stamford Place, Stamford, Connecticut 06902, during ordinary business hours for the ten day period prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting and vote in person. *However, to ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card as promptly as possible, in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the Annual Meeting may vote in person, even though he or she has previously returned a proxy.*

By Order of the Board of
Directors of Odyssey Re Holdings Corp.

Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary
Stamford, Connecticut
March 21, 2005

## YOUR VOTE IS IMPORTANT

In order to ensure your representation at the Annual Meeting, you are requested to complete, sign and date the enclosed proxy as promptly as possible and return it in the enclosed envelope.



OdysseyRe®

**Proxy Statement**
**Information Concerning Solicitation and Voting**

**General**

This Proxy Statement is being furnished by our board of directors to holders of our common stock, par value $0.01 per share, in connection with the solicitation of proxies by our board of directors for use at the annual meeting of our stockholders (the "Annual Meeting") to be held on April 20, 2005, at The Yale Club, 50 Vanderbilt Avenue, New York, New York, commencing at 9:00 a.m. (EST), and at any adjournment or postponement thereof. The purposes of the Annual Meeting are set forth in this Proxy Statement and in the accompanying Notice of Annual Meeting of Stockholders.

Our complete mailing address is Odyssey Re Holdings Corp., 300 First Stamford Place, Stamford, Connecticut 06902, and our telephone number is (203) 977-8000.

This Proxy Statement and the accompanying form of proxy are first being mailed to our stockholders on or about March 21, 2005.

**Stockholders Entitled to Vote; Vote Required**

Our board of directors has fixed the close of business on March 1, 2005 as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting (the "Record Date"). Accordingly, only holders of record on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, there were outstanding and entitled to vote 64,762,280 shares of common stock, constituting all of our voting stock. A plurality of the shares present in person or represented by proxy at the meeting, entitled to vote in the election and actually cast, will elect the eight directors. A complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection by any stockholder for any purpose germane to the Annual Meeting for ten days prior to the Annual Meeting during ordinary business hours at our headquarters, located at 300 First Stamford Place, Stamford, Connecticut 06902. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting.

Shares of our common stock represented in person or by proxy will be counted for the purpose of determining whether a quorum is present at the Annual Meeting. Shares which

1

abstain from voting, and shares held by a broker nominee in "street name" who indicates on a proxy that such nominee does not have discretionary authority to vote as to a particular matter, will be treated as shares that are present and entitled to vote at the Annual Meeting for purposes of determining whether a quorum exists, but will not be considered as votes cast and, accordingly, will have no effect on the outcome of the vote with respect to a particular matter.

This Proxy Statement is being furnished to you in connection with the solicitation of proxies by, and on behalf of, our board of directors for use at the Annual Meeting, and is accompanied by a form of proxy.

All shares of our common stock that are entitled to vote and are represented at the Annual Meeting by properly executed proxies received prior to or at the Annual Meeting, and that have not been revoked, will be voted at the Annual Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated (other than in the case of broker non-votes), such proxies will be voted as recommended by our board of directors.

If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, consideration of a motion to adjourn such Annual Meeting to another time and/or place (including, without limitation, for the purposes of soliciting additional proxies), the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on such matters in accordance with their judgment.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with our Corporate Secretary, at or before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to us before the taking of the vote at the Annual Meeting or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of the proxy). Any written notice of revocation or subsequent proxy should be sent to Odyssey Re Holdings Corp., 300 First Stamford Place, Stamford, Connecticut 06902, Attention: Corporate Secretary, or hand delivered to our Corporate Secretary at or before the taking of the vote at the Annual Meeting.

We will pay the cost of soliciting proxies. In addition to solicitation by use of the mails, proxies may be solicited from our stockholders by our directors, officers and employees in person or by telephone, electronic transmission or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will be made with brokerage houses, custodians, nominees and fiduciaries for forwarding of proxy materials to beneficial owners of shares held of record by such brokerage houses, custodians, nominees and fiduciaries and for reimbursement of their reasonable expenses incurred in connection therewith.

If you are a stockholder of record, you can elect to receive future annual reports and proxy statements electronically by marking the appropriate box on the enclosed proxy. If you choose this option, your choice will remain in effect until you notify us by mail that you wish to resume mail delivery of these documents. If you hold shares of our stock through a bank, broker or another holder of record, please refer to the information provided by that entity for instructions on how to elect this option. If you previously elected to receive annual reports and proxy statements electronically, please visit www.odysseyre.com and access the "Investor Info" section of the website to view these documents.

## Proposal — Election of Directors

### Election of Directors

Pursuant to our Certificate of Incorporation, holders of shares of our common stock are entitled to elect the members of our board of directors. The following individuals are currently members of our board of directors.


V. Prem Watsa

James F. Dowd

Andrew A. Barnard

Frank B. Bennett

Anthony F. Griffiths

Robbert Hartog

Samuel A. Mitchell

Brandon W. Sweitzer


Our board of directors has nominated each of the directors named above for an additional term. The persons named as proxies in the enclosed form of proxy intend to vote your proxy for the re-election of the directors, unless otherwise directed. If, contrary to our expectations, a nominee should become unavailable for any reason, votes may be cast pursuant to the accompanying form of proxy for a substitute nominee designated by the board of directors.

### Information Concerning Nominees

Eight directors are to be elected to our board of directors at the Annual Meeting, each to serve until the annual meeting in 2006. Each of the nominees named below, except Frank B. Bennett (elected April 2003), Brandon W. Sweitzer (appointed September 2002) and Samuel A. Mitchell (appointed September 2004), has served as a member of our board of directors since our incorporation in March 2001.

| Name | Age | Principal Occupation and Business Experience |
|------|-----|----------------------------------------------|
| V. Prem Watsa . . . . . . . . . | 54 | V. Prem Watsa is the Chairman of our board of directors. Mr. Watsa has served as Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited since 1985 and as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. He formerly served as Vice President of GW Asset Management from 1983 to 1984 and Vice President of Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa is a resident of Toronto, Ontario, Canada. |
| James F. Dowd . . . . . . . . | 63 | James F. Dowd is the Vice Chairman of our board of directors. Mr. Dowd has served as President and Chief Executive Officer of Fairfax Inc., and Chairman of FFHL Group Ltd., each a holding company subsidiary of Fairfax Financial Holdings Limited, since January 1998. Mr. Dowd has served as the Chairman of Lindsey Morden Group Inc., a publicly traded affiliate of OdysseyRe, since December 2001. Mr. Dowd has served as Chairman and Chief Executive Officer of Fairfax Asia Limited since 2002. Mr. Dowd served as Chairman of the Board and Chief Executive Officer of Odyssey Reinsurance Corporation (now known as Clearwater Insurance Company) from July 1996 to December 1997, and as President, Chairman and Chief Executive Officer from August 1995 to September 1996. Mr. Dowd served as Chairman of the Board and Chief Executive Officer of Willis Faber North America, Inc. from February 1993 to May 1995. He also served in various executive positions including Chairman of the Board, President and Chief Executive Officer of Skandia America Corporation and Skandia America Reinsurance Corporation from December 1971 to October 1992. Mr. Dowd has over 34 years of experience in the insurance business. Mr. Dowd is a resident of New Canaan, Connecticut. |

| Name | Age | Principal Occupation and Business Experience |
|------|-----|---------------------------------------------|
| Andrew A. Barnard . . . . . | 49 | Andrew A. Barnard is our President and Chief Executive Officer and also one of our directors. Mr. Barnard currently serves as Chairman of the Board and Chief Executive Officer of Odyssey America Reinsurance Corporation, Clearwater Insurance Company, Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Select Insurance Company. Mr. Barnard served as President, Chief Executive Officer and director of Odyssey Re Group Ltd. (now known as FFHL Group Ltd.), one of our parent companies, from January 1998 to June 2001. He also served as President and Chief Executive Officer of Odyssey Reinsurance Corporation (now known as Clearwater Insurance Company) from January 1998 to April 1999 and as President and Chief Operating Officer from July 1996 to December 1997. Mr. Barnard has 27 years of experience in the reinsurance business. Before joining us, Mr. Barnard served as Executive Vice President, Chief Underwriting Officer and a director of Transatlantic Holdings from 1989 to 1996; Vice President of Reliance Reinsurance from 1985 to 1989; and Assistant Vice President of Skandia Group from 1977 to 1985. Mr. Barnard is a resident of Ardsley, New York. |

| Name | Age | Principal Occupation and Business Experience |
|---|---|---|
| Frank B. Bennett . . . . . . . | 48 | Frank B. Bennett is a member of our board of directors. Mr. Bennett has been President of Artesian Capital, a private equity investment company, since 1988. Since 2002, Mr. Bennett has been a director of Multiband, Inc., a publicly held telecommunications and media services company, where he serves on the Audit Committee, and a director of Kona Grill Inc., a privately-held restaurant company. From 1996 through 1999, Mr. Bennett was co-founder, Chairman and Chief Executive Officer of One Call Telecom, Inc., a private telecommunications carrier. Mr. Bennett has served as a director of several privately held companies from 1990 through 2001 including Integ, Incorporated, which was privately-held from 1992 through 1996 and publicly-held from 1996 through 200l. Beginning in 1996, Mr. Bennett served on the Audit Committee of Integ, Incorporated until its merger in 2001 with Inverness Medical, Inc. Mr. Bennett has also held various executive-level positions at Mayfield Corp. and Piper, Jaffray Companies, Inc. Mr. Bennett is also a director and a member of the Audit Committee of Fairfax Financial Holdings Limited and Crum & Forster Holdings Corp. Mr. Bennett is a resident of Long Lake, Minnesota. Mr. Bennett currently serves on our Audit and Compensation Committees. |

| Name | Age | Principal Occupation and Business Experience |
|------|-----|---------------------------------------------|
| Anthony F. Griffiths .... | 74 | Anthony F. Griffiths is a member of our board of directors. Mr. Griffiths is currently an independent business consultant and corporate director. He is a director of Fairfax Financial Holdings Limited ("Fairfax"), and of various operating subsidiaries of Fairfax, including Crum & Forster Holdings Corp. He is also a director of Hub International Limited ("Hub"), Alliance Atlantis Communications Inc., Leitch Technology Corporation, Vitran Corporation, Counsel Corporation, IMI International Medical Innovations and Russel Metals Inc. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987 and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths serves on the Audit Committees of Fairfax, Crum & Forster Holdings Corp., Hub and Counsel Corporation. Mr. Griffiths is a resident of Toronto, Ontario, Canada. Mr. Griffiths currently serves on our Audit and Compensation committees. |
| Robbert Hartog ........ | 86 | Robbert Hartog is a member of our board of directors. Mr. Hartog has been President and a director of Robhar Investments Limited, a private investment company, for the past eight years. He is a director of Fairfax Financial Holdings Limited ("Fairfax"), and of various operating subsidiaries of Fairfax, including Crum & Forster Holdings Corp. He is also a director of Russel Metals Inc. ("Russel"). Mr. Hartog serves on the audit committees of Fairfax, Crum & Forster Holdings Corp. and Russel. Mr. Hartog is a resident of Perkinsfield, Ontario, Canada. Mr. Hartog currently serves on our Audit and Compensation committees. |

| Name | Age | Principal Occupation and Business Experience |
| --- | --- | --- |
| Samuel A. Mitchell . . . . . | 61 | Samuel A. Mitchell has been a member of our board of directors and a principal of Hamblin Watsa Investment Counsel Limited, a wholly-owned subsidiary of Fairfax Financial Holdings Limited, since 2004. Mr. Mitchell was a co-founder of Marshfield Associates, and served as a Managing Director from 1993 until 2004. Mr. Mitchell served as Director of Research and Federal Relations for the Federation of American Health Systems from 1981 to 1993. Mr. Mitchell was also a Director of Research for the Health Industry Manufacturers Association. Mr. Mitchell was a co-founder of Research From Washington, a Smith Barney unit that advised large institutional investors on the outlook for legislation and federal government initiatives, and their likely economic impact. Mr. Mitchell is a resident of Warrenton, Virginia. |
| Brandon W. Sweitzer . . . | 62 | Brandon W. Sweitzer is a member of our board of directors. Mr. Sweitzer is a member and a director of the Chamber of Commerce of the United States and is Senior Advisor to the President and Chief Executive Officer of that organization. Mr. Sweitzer became Chief Financial Officer of Marsh Inc. in 1981, and was its President from 1999 through 2000. Mr. Sweitzer also served as President and Chief Executive Officer of Guy Carpenter & Company from 1996 to 1999. Mr. Sweitzer is also a director of Fairfax Financial Holdings Limited. He currently serves on the boards of Save the Children, U.S.A. and the St. John's University School of Risk Management. Mr. Sweitzer is a resident of New Canaan, Connecticut. Mr. Sweitzer currently serves on our Audit and Compensation committees. |

## Information Concerning Executive Officers

Information concerning Andrew A. Barnard, our President and Chief Executive Officer and one of our directors, is contained in the section captioned "Information Concerning Nominees" in this Proxy Statement. Charles D. Troiano has served as OdysseyRe's Executive Vice President and Chief Financial Officer since October 2001. Robert Giammarco joined us in March 2005. Each of Mr. Barnard and our other officers described below has served OdysseyRe in his current position since our incorporation in March 2001.

| Name | Age | Principal Occupation and Business Experience |
|---|---|---|
| Michael G. Wacek . . . . . . | 49 | Executive Vice President: Mr. Wacek has served as President of Odyssey America Reinsurance Corporation ("Odyssey America") since September 2001. Before that time, he was President and Chief Executive Officer of Odyssey America since February 1998 and of Clearwater Insurance Company, formerly known as Odyssey Reinsurance Corporation ("Clearwater") since April 1999. He currently serves as a director of Odyssey America, Clearwater, Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Select Insurance Company. Mr. Wacek began his career in the insurance and reinsurance industry in June 1978. Before joining us, Mr. Wacek was employed by St. Paul Reinsurance Company Ltd., most recently as the Managing Director, from 1989 to 1998. Prior to that, he served with E.W. Blanch Company from 1984 to 1988, most recently as Senior Vice President, and at St. Paul Fire & Marine Insurance from 1978 to 1984, most recently as Assistant Actuary. Mr. Wacek is a resident of Greenwich, Connecticut. |

| Name | Age | Principal Occupation and Business Experience |
|---|---|---|
| Charles D. Troiano | 55 | Executive Vice President and Chief Financial Officer: Mr. Troiano has announced his decision to retire, effective May 15, 2005. Mr. Troiano will resign as our Chief Financial Officer, effective March 31, 2005, and as our Executive Vice President on May 15, 2005. Mr. Troiano serves as Executive Vice President, Chief Operating Officer and director of Odyssey America Reinsurance Corporation, Clearwater Insurance Company, formerly known as Odyssey Reinsurance Corporation, and Clearwater Select Insurance Company. He also serves as a director of Newline Underwriting Management Limited, Hudson Insurance Company and Hudson Specialty Insurance Company. Mr. Troiano served as Chief Executive Officer of Gerling Global Reinsurance Corporation of America from 1997 to 2001. Prior to that he served as Senior Vice President and Chief Financial Officer of Munich American Reinsurance Company in New York. Mr. Troiano, a certified public accountant, began his career in 1975 with Coopers & Lybrand. Mr. Troiano is a resident of Briarcliff Manor, New York. |
| Robert Giammarco | 36 | Executive Vice President and Chief Financial Officer, effective as of March 31, 2005: Mr. Giammarco joined us in March 2005. Mr. Giammarco was previously a Managing Director of Banc of America Securities LLC. Having been with Banc of America Securities since March 1999, he operated within the Financial Institutions Investment Banking Group, focused on the insurance sector. He was responsible for managing a variety of the firm's key insurance relationships. Prior to that, he was a member of the Insurance Investment Banking Group at Merrill Lynch & Co. Mr. Giammarco is a resident of New York, New York. |

| Name | Age | Principal Occupation and Business Experience |
|------|-----|----------------------------------------------|
| Anthony J. Narciso, Jr . . . | 58 | Senior Vice President and Controller: Since April 1999 Mr. Narciso has served as Senior Vice President and Chief Financial Officer of Odyssey America Reinsurance Corporation and Clearwater Insurance Company, formerly known as Odyssey Reinsurance Corporation (''Clearwater''). He served as Senior Vice President and Controller of Clearwater from May 1993 to April 1999. Since July 2004 and November 2004, respectively, he has served as Senior Vice President and as a director of Hudson Specialty Insurance Company, and as Senior Vice President and Chief Financial Officer of Clearwater Select Insurance Company. Mr. Narciso has 35 years of experience in the insurance and reinsurance business. Before joining us, Mr. Narciso served as Assistant Vice President and Assistant Comptroller of The Continental Corporation from 1981 to 1982, Controller of Continental Reinsurance Corp. from 1977 to 1981, Secretary of Interemco Inc. from 1975 to 1977, and Chief Corporate Accountant of Midland Insurance Company from 1971 to 1975. Mr. Narciso is a resident of Kings Park, New York. |
| Donald L. Smith . . . . . . . | 58 | Senior Vice President, General Counsel and Corporate Secretary: Mr. Smith has served as Senior Vice President, General Counsel and Corporate Secretary, and director of Odyssey America Reinsurance Corporation since September 1999. He has served as Senior Vice President, General Counsel and Corporate Secretary, and director of Clearwater Insurance Company, formerly known as Odyssey Reinsurance Corporation, since September 1999, and of Clearwater Select Insurance Company since November 2004. He has served as a director of Hudson Insurance Company since April 1997 and Hudson Specialty Insurance Company since October 2003. Before joining us in 1995, Mr. Smith was an attorney in private practice in New York City. Mr. Smith is a member of the New York State Bar Association. Mr. Smith is a resident of New Canaan, Connecticut. |

11

**Board of Directors' Committees and Meetings**

Our board of directors met two times and acted by unanimous written consent eight times during fiscal year 2004. During fiscal year 2004, none of our current directors attended fewer than 75 percent of the aggregate of the total number of meetings held by our board of directors and the total number of meetings held by all committees of the board of directors on which each such director served. Our board of directors has an audit committee and a compensation committee. Our board of directors does not have a nominating committee. Our non-management directors designate a director from among their number to preside at all executive sessions of the non-management directors. Six of our directors attended our annual meeting of stockholders held on April 21, 2004.

**Controlled Company Status**

Fairfax Financial Holdings Limited ("Fairfax") beneficially owns approximately 81% of our common stock. We are a "controlled company" within the rules of the New York Stock Exchange (the "NYSE"). In accordance with a provision in the NYSE rules for controlled companies, we have therefore elected not to have specific nominating and corporate governance committees and we are not required to have a majority of independent directors. Four of our eight directors are independent, as independence is defined in the listing standards of the NYSE.

Our board of directors performs similar functions to nominating and corporate governance committees. Our entire board of directors participates in the consideration of director candidates. Our board of directors, in consultation with our majority stockholder, Fairfax, identifies and evaluates director candidates. Factors that our board of directors considers in evaluating director candidates include whether the candidate will act in the best interests of OdysseyRe and its stockholders as a whole, expertise and experience in the insurance industry, and financial and accounting experience. Our board of directors has determined that Messrs. Bennett, Griffiths, Hartog and Sweitzer are independent, as independence is defined in the listing standards of the NYSE. Our board of directors does not have a policy with regard to the consideration of director candidates recommended by stockholders, but would consider candidates recommended by stockholders. Our board of directors does not have such a policy because we are a controlled company, and we do not expect to receive a significant number of director candidates recommended by stockholders. In the case of director candidates recommended by stockholders, our board of directors would evaluate such candidates using the factors described above.

Our board of directors does not have a process for stockholders to send communications to the entire board of directors; however, stockholders may communicate with our independent directors in accordance with procedures described on our website, www.odysseyre.com.

**Directors' Compensation**

Our directors, who are independent, as independence is defined in the listing standards of the NYSE, are compensated annually with a cash retainer in the amount of $25,000, plus $750 per board meeting attended, and are reimbursed for their reasonable travel expenses pertaining to each attendance. In addition, members of our audit committee receive a fee of $750 per committee meeting attended if held separately from the board of directors meeting. Each new independent director who is first elected or appointed to the board of directors also receives a one-time grant of options to purchase 5,000 shares of our common stock. The stock options will have an exercise price that is at least equal to the closing price of a share of our common stock on the date of grant and will vest in four equal installments on each of the first four anniversaries following the date of grant.

**Audit Committee**

Our board of directors has established an audit committee comprised of directors who are independent of our management and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as audit committee members. Our audit committee met six times during fiscal year 2004. The audit committee's primary responsibilities include: engaging independent accountants; appointing the chief internal auditor; approving independent audit fees; reviewing quarterly and annual financial statements, audit results and reports, including management comments and recommendations thereto; reviewing our system of controls and related policies, including those covering conflicts of interest and business ethics; evaluating reports of actual or threatened litigation; considering significant changes in accounting practices; and examining improprieties or suspected improprieties, with the authority to retain outside counsel or experts. Our audit committee is currently comprised of Frank B. Bennett, Anthony F. Griffiths, Robbert Hartog and Brandon W. Sweitzer. The members of the audit committee are independent, as independence is defined in the listing standards of the NYSE. Mr. Griffiths serves on the audit committee of more than three public companies. Our board of directors has determined that such simultaneous service would not impair his ability to effectively serve on our audit committee. The Board of Directors has adopted a written charter setting out the audit related functions the audit committee is to perform. A copy of the charter is available on our website, www.odysseyre.com, and was included as Appendix A to our proxy statement mailed to our stockholders in March 2004.

**Audit Committee Financial Expert**

Our board of directors has determined that Robbert Hartog, who serves on our audit committee, is an audit committee financial expert within the meaning of Item 401 of Regulation S-K under the Securities Act of 1933. Robbert Hartog is independent, as independence is defined in the listing standards of the NYSE.

13

## Compensation Committee

Our board of directors has established a compensation committee comprised of directors who are independent of our management and are free of any relationship that, in the opinion of the board of directors, would interfere with their exercise of independent judgment as committee members. Our compensation committee met once and acted by unanimous written consent two times during fiscal year 2004. The compensation committee's primary responsibilities include administering, reviewing and making recommendations to our board of directors regarding our 2002 stock incentive plan, restricted share plan, stock option plan and long-term incentive plan and compensation to our officers, ensuring that they meet corporate, financial and strategic objectives. The compensation committee also establishes and reviews general policies relating to compensation of and benefits for our employees. Our compensation committee is currently comprised of Frank B. Bennett, Anthony F. Griffiths, Robbert Hartog and Brandon W. Sweitzer.

Our board of directors may, from time to time, establish certain other committees to facilitate the management of OdysseyRe.

## Code of Ethics for Senior Financial Officers

We have adopted a code of ethics that applies to Andrew A. Barnard, our President and Chief Executive Officer, Charles D. Troiano, our Executive Vice President and Chief Financial Officer, and Anthony J. Narciso, Jr., our Senior Vice President and Controller and will apply to Robert Giammarco, our Executive Vice President and Chief Financial Officer effective as of March 31, 2005. Each of the Code of Ethics for Senior Financial Officers, our Code of Business Conduct and Ethics for Directors, Officers and Employees, our Corporate Governance Guidelines, the Charter of our Audit Committee, and the Charter of our Compensation Committee has been posted on our website, www.odysseyre.com, and each is available in print to any stockholder who makes a request of our Corporate Secretary at 300 First Stamford Place, Stamford, CT 06902.

## Compensation of Executive Officers

The following table sets forth certain summary compensation information for services rendered during each of the last three fiscal years by our Chief Executive Officer, and the

four other most highly compensated executive officers, referred to as our named executive officers.

## Summary Compensation Table

| Name and Principal Position | Fiscal Year | Annual Compensation | | Other Annual Compensation ($)(1) | Long-Term Compensation | | All Other Compensation(3) ($) |
| | | Salary ($) | Bonus ($) | | Restricted Stock Awards(2) ($) | Securities Underlying Options (#) | |
|---|---|---|---|---|---|---|---|
| Andrew A. Barnard . . . . . . . . . . | 2004 | $1,000,000 | $ 500,000 | | $ 833,384 | | $78,204 |
| *President and Chief* | 2003 | $1,000,000 | $ 750,000 | — | $1,250,000 | 30,000 | $86,123 |
| *Executive Officer* | 2002 | $1,000,000 | $1,000,000 | — | — | 40,000 | $61,950 |
| Michael G. Wacek . . . . . . . . . . | 2004 | $ 450,000 | $ 250,000 | | $ 233,368 | | $44,412 |
| *Executive Vice President* | 2003 | $ 450,000 | $ 375,000 | — | $ 350,000 | 12,000 | $54,526 |
| | 2002 | $ 450,000 | $ 450,000 | — | — | 15,000 | $35,388 |
| Charles D. Troiano(4) . . . . . . . . | 2004 | $ 412,500 | $ 400,000 | | — | | $40,710 |
| *Executive Vice President and* | 2003 | $ 412,500 | $ 350,000 | — | $ 350,000 | 12,000 | $45,356 |
| *Chief Financial Officer* | 2002 | $ 412,500 | $ 412,500 | — | — | 15,000 | $32,439 |
| Anthony J. Narciso, Jr . . . . . . . | 2004 | $ 240,090 | $ 95,000 | | $ 40,025 | | $11,506 |
| *Senior Vice President and* | 2003 | $ 240,146 | $ 104,000 | — | $ 40,000 | 6,000 | $13,214 |
| *Controller* | 2002 | $ 219,666 | $ 90,000 | — | — | 6,500 | $10,667 |
| Donald L. Smith . . . . . . . . . . . | 2004 | $ 259,481 | $ 95,000 | | $ 50,018 | | $14,825 |
| *Senior Vice President,* | 2003 | $ 251,106 | $ 100,000 | — | $ 60,000 | 8,000 | $15,350 |
| *General Counsel and* | 2002 | $ 215,733 | $ 90,000 | — | — | 6,500 | $ 8,407 |
| *Corporate Secretary* | | | | | | | |

(1) As required by regulation, perquisites and other personal benefits are only included in the "Other Annual Compensation" column where such items exceed the lesser of $50,000 or 10% of an executive officer's salary and bonus.

(2) Mr. Barnard held 170,753 shares of restricted stock granted under the Odyssey Re Holdings Corp. Restricted Share Plan ("Restricted Share Plan"), with a value of $4,304,683, as of the end of the 2004 fiscal year, of which 17,589 shares vested on March 18, 2005, 17,588 will vest on March 1, 2006, 27,778 will vest on June 14, 2006, 62,432 shares will vest on September 1, 2006, 17,588 will vest on March 1, 2007 and 27,778 shares will vest on June 14, 2011. Mr. Barnard was granted 32,440 shares of restricted stock, with a value of $833,384, on March 10, 2005, of which 10,814 shares will vest on March 10, 2006, 10,813 will vest on March 10, 2007 and 10,813 will vest on March 10, 2008. Mr. Wacek held 69,414 shares of restricted stock granted under the Restricted Share Plan, with a value of $1,749,927, as of the end of the 2004 fiscal year, of which 4,925 shares vested on March 18, 2005, 4,925 shares will vest on March 1, 2006, 11,112 shares will vest on June 14, 2006, 4,925 shares will vest on March 1, 2007, 32,416 shares will vest on March 26, 2009 and 11,111 shares will vest on June 14, 2011. Mr. Wacek was granted 9,084 shares of restricted stock, with a value of $233,368 on March 10, 2005, of which 3,028 shares will vest on March 10, 2006, 3,028 will vest on March 10, 2007 and 3,028 will vest on March 10, 2008. Mr. Narciso held 15,267 shares of restricted stock granted under the Restricted Share Plan, with a value of $384,881, as of the end of the 2004 fiscal year, of which 563 shares vested on March 18, 2005, 563 shares will vest on March 1, 2006, 5,556 shares will vest on June 14, 2006, 563 will vest on March 1, 2007, 2,466 shares will vest on October 1, 2009, and 5,556 shares will vest on June 14, 2011. Mr. Narciso was granted 1,558 shares of restricted stock, with a value of $40,025, on March 10, 2005, of which 520 shares will vest on March 10, 2006, 519 will vest on March 10, 2007 and 519 will vest on March 10, 2008. Mr. Smith held 12,717 shares of restricted stock granted under the Restricted Share Plan, with a value of $320,596, as of the end of the 2004 fiscal year, of which 845 shares vested on March 18, 2005, 844 will vest on March 1, 2006, 4,167 shares will vest on June 14, 2006, 844 will vest on March 1, 2007, 1,850 shares will vest

15

on October 1, 2009, and 4,167 shares will vest on June 14, 2011. Mr. Smith was granted 1,947 shares of restricted stock, with a value of $50,018, on March 10, 2005, of which 649 shares will vest on March 10, 2006, 649 will vest on March 10, 2007 and 649 will vest on March 10, 2008. Dividends will be paid on shares of restricted stock at the same time that dividends are paid on all other shares of OdysseyRe common stock.

(3) Certain amounts presented in this column represent matching contributions under the Odyssey America Reinsurance Corporation (Restated) Profit Sharing Plan, the Odyssey America Reinsurance Corporation 401(k) Excess Plan, and the Odyssey Re Holdings Corp, Employee Share Purchase Plan, premiums paid with regard to term life insurance. The following contributions were made during the 2004 fiscal year under the Profit Sharing Plan: Mr. Barnard received $6,834, Mr. Wacek received $6,834, Mr. Troiano received $6,834, Mr. Narciso received $6,834 and Mr. Smith received $6,834. The following contributions were made during the 2004 fiscal year under the Employee Share Purchase Plan: Mr. Barnard received $31,731, Mr. Wacek received $22,846, Mr. Troiano received $20,942 and Mr. Smith received $2,390. In addition, the following amounts were credited during the 2004 fiscal year under the Excess Plan: Mr. Barnard received $33,168, Mr. Wacek received $11,167, Mr. Troiano received $9,667, Mr. Narciso received $2,771 and Mr. Smith received $3,546. Premiums paid during the 2004 fiscal year with respect to term life insurance for the benefit of Mr. Barnard were $6,470; Mr. Wacek $3,564; Mr. Troiano $3,267; Mr. Narciso $1,902; and Mr. Smith $2,055.

(4) Mr. Troiano has announced his decision to retire, effective May 15, 2005. Mr. Troiano will resign as our Chief Financial Officer, effective March 31, 2005, and as our Executive Vice President on May 15, 2005. Effective March 31, 2005, Robert Giammarco will be appointed as our Chief Financial Officer. Mr. Troiano's separation agreement is discussed below under Employment Agreements. Mr. Troiano held 51,034 shares of restricted stock granted under the Restricted Share Plan, with a value of $1,286,567, as of the end of the 2004 fiscal year. 4,925 shares vested on March 18, 2005. Pursuant to Mr. Troiano's separation agreement, the vesting of 27,980 shares of his restricted stock will be accelerated such that 13,990 shares will vest on May 15, 2005 and 13,990 shares will vest on April 1, 2006.

## Employment Agreements

At April 1, 2001, we entered into an amended and restated employment agreement with Mr. Barnard, updating an employment agreement dated July 19, 1996 between Mr. Barnard and Fairfax. The agreement provides that Mr. Barnard will serve as our President and Chief Executive Officer until August 31, 2006 or until such later time as is mutually agreed in writing. We have agreed that we or our operating subsidiaries will compensate Mr. Barnard with an annual base salary of $1 million, provide for his participation in the bonus pool, consisting of a designated portion of the underwriting profit in each underwriting year assuming certain pre-established performance criteria are satisfied, and, if he remains an employee on August 31, 2006, ten years from his date of hire with Fairfax, a cash bonus of $6 million. Mr. Barnard may voluntarily terminate his employment by giving two years' notice. We may terminate the employment of Mr. Barnard for cause at any time by written notice, subject to a cure period. In the event Mr. Barnard is terminated without cause or he resigns following a constructive termination (including, without limitation, termination by us following a change in control or by a successor employer within one year following the change in control), he will be entitled to receive a lump sum payment in an amount equal to his base salary for the month in which his termination of employment occurs and an amount equal to $43,750 multiplied by the number of months otherwise remaining in the employment term. Mr. Barnard will also be entitled to receive any amounts he has accrued in the

bonus pool, a pro-rated portion of the cash bonus from the bonus pool, and a pro-rated portion of the $6 million cash bonus. Additionally, Mr. Barnard is subject, pursuant to the agreement, to a confidentiality covenant of unlimited duration.

We have also entered into an employment agreement with Mr. Wacek. The employment agreement provides that Mr. Wacek will serve as our Executive Vice President. The agreement automatically renews for additional twelve-month periods unless terminated by either party upon 60 days' prior written notice. Mr. Wacek's agreement was renewed for an additional twelve months on May 23, 2004. We have agreed that we or our operating subsidiaries will compensate Mr. Wacek with an annual base salary of $450,000, and with a bonus pursuant to our long-term incentive plan under which he will be eligible to receive a target cash bonus of 100% of base salary in the event certain pre-established performance criteria are satisfied.

In the event Mr. Wacek is terminated without cause (including, without limitation, if we do not renew his respective employment agreement), or if he resigns following a constructive termination (including, without limitation, a change in control), he will be entitled to receive his annual base salary, at the rate in effect on the date of such termination, for the greater of twelve months following his termination of employment or the remainder of the employment term, at such intervals as the same would have been paid had he remained employed. Mr. Wacek will also be entitled to receive any bonus that he is entitled to receive when the same would ordinarily be paid, which includes all amounts accrued under the bonus plan, and a pro-rated bonus for the year in which termination of employment occurred. In the event Mr. Wacek is terminated without cause (excluding, without limitation, if we do not renew the employment agreement), or if he resigns following a constructive termination, he will be entitled to receive a single sum cash payment that represents the pro-rated amount equal to the present value of the accrued benefit that he would have been entitled to receive under the Retirement Plan had he remained employed by us for the full fiscal year in which his termination of employment occurred, and a tax gross-up for any income and employment taxes that would be due on such amounts. Additionally, Mr. Wacek is subject to confidentiality covenants of unlimited duration.

Mr. Troiano, our Executive Vice President and Chief Financial Officer, will resign as our Chief Financial Officer, effective as of March 31, 2005, and as our Executive Vice President, effective as of May 15, 2005. It is anticipated that we will enter into a separation agreement with Mr. Troiano shortly. Under the agreement, Mr. Troiano will receive a cash bonus with respect to the year ended December 31, 2004 of $400,000, and will remain employed by us as an Executive Vice President and assist in the transition of his position until his retirement on May 15, 2005. He will continue to receive his base salary until May 15, 2005. Under the agreement, the vesting of 27,980 shares of Mr. Troiano's OdysseyRe restricted stock will be accelerated such that one half of such shares will vest on May 15, 2005 and one half of such shares will vest on April 1, 2006. Additionally,

Mr. Troiano will be subject to confidentiality covenants of unlimited duration. Mr. Troiano's separation agreement will terminate Mr. Troiano's employment agreement with us dated as of October 1, 2001.

## Option Grants in 2004 Fiscal Year

There were no options granted to our named executive officers in fiscal year 2004 under our 2002 Stock Incentive Plan.

## Aggregated Option Exercises in 2004 Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information with respect to the named executive officers concerning the exercise of stock options during fiscal year 2004 and the unexercised stock options held as of the fiscal year ended December 31, 2004.

| Name | Shares Acquired on Exercise (#) | Value Realized ($) | Number of Securities Underlying Unexercised Options at Fiscal Year-End (#) | | Value of Unexercised In-the-Money Options at Fiscal Year End ($)(1) | |
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
|---|---|---|---|---|---|---|
| Andrew A. Barnard . . . . . . . | 0 | $0 | 27,500 | 42,500 | $185,900 | $269,300 |
| Michael G. Wacek . . . . . . . . | 0 | $0 | 10,500 | 16,500 | $ 70,755 | $104,115 |
| Charles D. Troiano . . . . . . . | 0 | $0 | 10,500 | 16,500 | $ 70,755 | $104,115 |
| Anthony J. Narciso, Jr. . . . | 0 | $0 | 4,750 | 7,750 | $ 31,773 | $ 48,453 |
| Donald L. Smith . . . . . . . . . | 0 | $0 | 5,250 | 9,250 | $ 34,553 | $ 56,793 |

(1) All of the outstanding options were in-the-money as of December 31, 2004. The closing market value of our common stock on December 31, 2004, as reported on the NYSE, was $25.21. The amounts in this column have been calculated based on the difference between $25.21 and the applicable per share exercise price.

## Benefit Plans

### *Retirement Plan*

Our employees and the employees of Odyssey America and its subsidiaries, including executive officers, participate in the Odyssey America Reinsurance Corporation Restated Employees Retirement Plan (the "Retirement Plan").

The table below illustrates the approximate annual retirement benefits which would be payable at age 65 as a single life annuity with 10 years certain payment, based on the Average Final Compensation and years of credited service indicated, under the retirement plan and supplemental retirement plan to participants whose benefits are determined by the retirement plan formula and to participants in the Odyssey America Reinsurance Corporation Supplemental Retirement Plan (the "Supplemental Retirement Plan") whose benefits are determined by reference to the formula under the predecessor defined benefit plan, before any offset for Social Security benefits.

Participants who are eligible for retirement benefits under the predecessor plan will receive the higher benefit generated from the predecessor plan or the retirement plan.

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Additionally, as noted below, no additional benefits are accrued with respect to the years of service in excess of 30.

## Pension Plan Table

| Final Average Compensation | Participants Whose Benefits are Determined by Retirement Plan Formula (Years of Credited Service) | | | | Participants Whose Benefits are Determined by Predecessor Plan Formula (Years of Credited Service) |
|---|---|---|---|---|---|
| | 15 | 20 | 25 | 30 | 15 or More |
| $50,000 ...... | $ 14,250 | $ 19,000 | $ 23,750 | $ 28,500 | $ 30,000 |
| 100,000 ...... | 28,500 | 38,000 | 47,500 | 57,000 | 60,000 |
| 150,000 ...... | 42,750 | 57,000 | 71,250 | 85,500 | 90,000 |
| 200,000 ...... | 57,000 | 76,000 | 95,000 | 114,000 | 120,000 |
| 250,000 ...... | 71,250 | 95,000 | 118,750 | 142,500 | 150,000 |
| 300,000 ...... | 85,500 | 114,000 | 142,500 | 171,000 | 180,000 |
| 350,000 ...... | 99,750 | 133,000 | 166,250 | 199,500 | 210,000 |
| 400,000 ...... | 114,000 | 152,000 | 190,000 | 228,000 | 240,000 |
| 450,000 ...... | 128,250 | 171,000 | 213,750 | 256,500 | 270,000 |
| 500,000 ...... | 142,500 | 190,000 | 237,500 | 285,000 | 300,000 |
| 550,000 ...... | 156,750 | 209,000 | 261,250 | 313,500 | 330,000 |
| 600,000 ...... | 171,000 | 228,000 | 285,000 | 342,000 | 360,000 |
| 650,000 ...... | 185,250 | 247,000 | 308,750 | 370,500 | 390,000 |
| 700,000 ...... | 199,500 | 266,000 | 332,500 | 399,000 | 420,000 |
| 750,000 ...... | 213,750 | 285,000 | 356,250 | 427,500 | 450,000 |
| 800,000 ...... | 228,000 | 304,000 | 380,000 | 456,000 | 480,000 |
| 850,000 ...... | 242,250 | 323,000 | 403,750 | 484,500 | 510,000 |
| 900,000 ...... | 256,500 | 342,000 | 427,500 | 513,000 | 540,000 |
| 950,000 ...... | 270,750 | 361,000 | 451,250 | 541,500 | 570,000 |
| 1,000,000 ...... | 285,000 | 380,000 | 475,000 | 570,000 | 600,000 |

Odyssey America maintains the Retirement Plan, which is a defined benefit pension plan intended to qualify under Section 401(a) and Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Our benefits are funded solely through employer contributions. Employees of Odyssey America and its subsidiaries are eligible to participate in the Retirement Plan when they have completed one year of service and attain age 21, and become 100% vested in their benefits under the Retirement Plan when they complete five years of service with Odyssey America or any of its subsidiaries. The Retirement Plan provides a benefit upon retirement at the normal retirement age at 65 which, when expressed as a single life annuity with ten years certain payment, equals 1.9% of Average Final Compensation multiplied by the number of the participant's years of service up to a

maximum of 30. Average Final Compensation is the participant's average monthly compensation (excluding overtime pay, commissions, bonuses or special pay) for the 60 highest consecutive calendar months in the last 120 months of participation in the Retirement Plan. A participant may elect to commence to receive benefits under the Retirement Plan when he attains age 55 and completes ten years of participation in the Retirement Plan. For each year that benefits commence prior to a participant attaining age 65, the age 65 benefit is reduced by 3%. Benefits under the Retirement Plan are normally payable in the form of a single life annuity with a ten year sum certain payment in the case of unmarried participants and in the form of an actuarially equivalent 50% joint and survivor annuity in the case of married participants. After retirement, benefits accrued prior to January 1, 2000 are increased in accordance with increases in the Consumer Price Index, but not by more than 4% in any calendar year. The Retirement Plan has no Social Security offset. Sections 401(a)(17) and 415 of the Code limit both the amount of a participant's compensation which may be taken into account for purposes of calculating Average Final Compensation and the amount of benefits which may be paid from the Retirement Plan. To the extent that a participant's Retirement Plan benefits are affected by such limitations, compensating benefits will be paid under the Supplemental Retirement Plan described below.

Participants in the Retirement Plan are also eligible to participate in the Supplemental Retirement Plan which generally provides the benefits that would have been payable under the Retirement Plan but for limitations on benefits and includable compensation imposed by Sections 401(a)(17) and 415 of the Code. The Supplemental Retirement Plan also provides employees who had been covered by a predecessor to the Retirement Plan with the benefits they would have accrued under such predecessor plan if such predecessor plan had remained in effect, but only to the extent that such benefits exceed those payable under the Retirement Plan. Such predecessor plan provided a benefit upon retirement at the normal retirement age of 65 which, when expressed as a single life annuity with a ten year sum certain payment, is equal to 60% of a participant's Average Final Compensation, as defined above, less 50% of such participant's annual Social Security benefits. Under the predecessor plan, such age 65 benefit was reduced proportionately for less than 15 years of service with Odyssey America at termination of employment or, if termination of employment occurred before age 65, in proportion to the participant's expected years of service with Odyssey America at age 65 that were not completed. A participant could elect to commence to receive such benefit at the same times and on the same terms and conditions, including the same reduction factor for early commencement, as the benefit under the Retirement Plan. The Supplemental Retirement Plan is not tax qualified under the Code, and is funded by means of a rabbi trust, the assets of which would be available to creditors of Odyssey America in the event of its insolvency.

With respect to each of the individuals named in the Summary Compensation Table, currently the estimated credited full years of service under the Retirement Plan and the

20

Supplemental Retirement Plan are as follows: Mr. Barnard, 8 years; Mr. Wacek, 7 years; Mr. Troiano, 3 years; Mr. Narciso, 22 years; and Mr. Smith, 9 years.

*401(k) Excess Benefit Plan*

To the extent that a participant's contributions and our matching contributions under the Odyssey America Reinsurance Corporation Profit Sharing Plan (the ''Profit Sharing Plan'') are affected by certain limitations under the Code, compensating benefits are provided for eligible employees under the Odyssey America Reinsurance Corporation 401(k) Excess Plan (the ''Excess Plan''). Participants in the profit sharing plan who have annual compensation at or in excess of the annual compensation limitations imposed by the Code may participate in the Excess Plan which provides benefits that would have been available to eligible employees under the Profit Sharing Plan but for the limitations imposed under the Code. Participant contributions to the Profit Sharing Plan and the Excess Plan are limited to a combined maximum of 10% of base salary, and matching contribution to a maximum of 4% of base salary. During the year ended December 31, 2004, the following matching contributions were made to the Excess Plan on behalf of the individuals named in the Summary Compensation Table: Mr. Barnard, $33,168; Mr. Wacek, $11,167; Mr. Troiano, $9,667; Mr. Narciso, $2,771; and Mr. Smith, $3,546.

The Excess Plan is not tax qualified under the Code and is funded by means of a rabbi trust, the assets of which would be available to creditors of Odyssey America in the event of its insolvency.

## Compliance with Section 16(a) of the Exchange Act

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, our directors, executive officers, and any persons holding more than ten percent of our common stock are required to report to the Securities and Exchange Commission their initial ownership of our stock and any subsequent changes in that ownership. Based on a review of Forms 3, 4 and 5 under the Securities Exchange Act furnished to us and written representations made to us, we believe that during fiscal year 2004, our officers, directors and holders of more than 10 percent of our common stock filed all Section 16(a) reports on a timely basis during our fiscal year ending December 31, 2004 with the exception that each of Messrs. Barnard, Wacek, Troiano, Narciso and Smith failed to file on a timely basis one report on Form 4, in each case, regarding their receipt of a grant of restricted stock.

## Common Share Ownership by Directors and Executive Officers and Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our capital stock as of March 10, 2005 by:

- all those known by us to be beneficial owners of more than five percent of the outstanding shares of common stock;

- our named executive officers;
- each of our directors; and
- all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group who has or shares voting or investment power with respect to such shares. Unless otherwise indicated, the persons named in this table have sole voting and investment control with respect to all shares beneficially owned.

| Name | Shares Beneficially Owned | |
| --- | --- | --- |
| | Shares | Percent |
| TIG Insurance Group (1) ........................... | 28,372,367 | 43.7% |
| TIG Insurance Company (1) ........................ | 12,660,966 | 19.5% |
| ORH Holdings Inc. (1) ............................. | 6,166,667 | 9.5% |
| Fairfax Financial (US) LLC (1) ..................... | 4,300,000 | 6.6% |
| United States Fire Insurance Company (1) ............. | 800,000 | 1.2% |
| Fairfax Inc. (1) ................................... | 64,400 | * |
| **Fairfax Subsidiaries Subtotal** ................... | 52,364,400 | 80.9% |
| Marshfield Associates (2) .......................... | 3,546,193(2) | 5.5%(2) |

| Name | Shares Beneficially Owned | |
|---|---|---|
| | **Shares** | **Percent** |
| James F. Dowd | | |
| *Vice Chairman* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 15,117(3) | * |
| Andrew A. Barnard | | |
| *President and Chief Executive Officer* . . . . . . . . . . . . . . | 311,613(3)(4)(5) | * |
| Michael G. Wacek | | |
| *Executive Vice President* . . . . . . . . . . . . . . . . . . . . . . . . | 137,558(3)(4) | * |
| Charles D. Troiano | | |
| *Executive Vice President and Chief Financial Officer* . . | 75,124(3)(4) | * |
| Anthony J. Narciso, Jr. | | |
| *Senior Vice President and Controller* . . . . . . . . . . . . . . | 23,200(3)(4) | * |
| Donald L. Smith | | |
| *Senior Vice President, General Counsel and Corporate* | | |
| *Secretary* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 22,785(3)(4) | * |
| Anthony F. Griffiths | | |
| *Director* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 8,750(3)(6) | * |
| Robbert Hartog | | |
| *Director* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,750(3) | * |
| Brandon W. Sweitzer | | |
| *Director* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,500(3) | * |
| Frank B. Bennett | | |
| *Director* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 2,800(3) | * |
| Samuel A. Mitchell | | |
| *Director* . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,000 | * |
| **Directors and Executive Group Subtotal** . . . . . . . . . . . | 605,197 | 0.9% |
| **Total of Fairfax Subsidiaries and Directors and** | | |
| **Executive Group Subtotals** . . . . . . . . . . . . . . . . . . . . . | 52,969,597 | 81.8% |

* Represents less than one percent.

(1) V. Prem Watsa, Chairman of our board of directors, controls The Sixty Two Investment Company Limited ("Sixty Two"), which owns subordinate and multiple voting shares representing 50.4% of the total votes attached to all classes of shares of Fairfax. Mr. Watsa himself beneficially owns and controls additional subordinate voting shares which, together with the shares owned by Sixty Two, represent 51.2% of the total votes attached to all classes of Fairfax's shares. ORH Holdings Inc., Fairfax Financial (US) LLC, United States Fire Insurance Company and Fairfax Inc. are wholly owned subsidiaries of Fairfax. The principal office address of ORH Holdings Inc. and Fairfax Inc. is 300 First Stamford Place, Stamford, CT 06902 and of United States Fire Insurance Company is 305 Madison Avenue, P.O. Box 1943, Morristown, NJ 07962. TIG Insurance

Company is a wholly owned subsidiary of TIG Insurance Group. TIG Insurance Group is a majority-owned subsidiary of Fairfax. The principal office address of Fairfax Financial (US) LLC, TIG Insurance Group and TIG Insurance Company is 5205 North O'Connor Blvd., Irvine, TX 75039.

(2) Based solely upon the Schedule 13G of Marshfield Associates filed with the Securities and Exchange Commission on February 15, 2005 by the listed stockholder. The principal business address of Marshfield Associates is 21 DuPont Circle, NW, Washington DC 20036.

(3) Shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Such shares are included for Messrs. Dowd — 11,250, Barnard — 37,500, Wacek — 14,250, Troiano — 14,250, Narciso — 6,375, Smith — 6,875, Bennett — 2,500, Griffiths — 3,750, Sweitzer — 2,500 and Hartog — 3,750, all of which options are exercisable within 60 days of March 10, 2005.

(4) Includes restricted shares issued under our restricted share plan.

(5) Includes approximately 55,556 shares purchased in our initial public offering using $1 million loaned by us on an interest free basis. See "Certain Relationships and Related Transactions — Management Indebtedness."

(6) Includes 5,000 shares held by Fourfourtwo Investments Limited, a company controlled by Mr. Griffiths.

**Independent Registered Public Accounting Firm**

The Audit Committee has appointed PricewaterhouseCoopers LLP as our independent registered accounting firm to audit our consolidated financial statements for the 2005 fiscal year. PricewaterhouseCoopers LLP has served as our independent accountants since our incorporation in March 2001. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will be given the opportunity to make a statement should they desire to do so, and are expected to be available to respond to appropriate questions from the stockholders.

*Audit Fees*

PricewaterhouseCoopers LLP has billed us $2,912,000 in fiscal year 2004, which includes $1,168,000 related to PricewaterhouseCoopers LLP's attestation of management's assessment of our internal control over financial reporting as of December 31, 2004, and $1,407,000 in fiscal year 2003, in the aggregate, for professional services rendered by PricewaterhouseCoopers LLP for the audit of our annual financial statements and review of financial statements included in our Quarterly Reports on Form 10-Q or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

*Audit-Related Fees*

PricewaterhouseCoopers LLP has billed us $0 in 2004 and $120,000 in the fourth quarter of 2003, for services rendered in connection with our sale of $225 million aggregate principal amount of 7.65% senior notes due 2013.

*Tax Fees*

PricewaterhouseCoopers LLP has billed us $106,000 in fiscal year 2004 and $117,000 in fiscal year 2003, in the aggregate, for professional services rendered by Price-waterhouseCoopers LLP for domestic and international tax compliance and assistance with preparation of tax returns, tax advice, and tax planning.

*All Other Fees*

PricewaterhouseCoopers LLP has billed us $23,000 in 2004 and $35,000 in 2003, in the aggregate, for products and services provided by PricewaterhouseCoopers LLP, other than the services reported above in the sections captioned ''Audit Fees'', ''Audit-Related Fees'' and ''Tax Fees''. These fees for 2004 and 2003 are related principally to actuarial services for one of our subsidiaries.

The Audit Committee has considered whether PricewaterhouseCoopers LLP's provision of services other than audit services is compatible with maintaining the independence of our outside auditors, and has found the provision of such services to be compatible with the auditor independence requirements.

## Certain Relationships and Related Transactions

Fairfax and some of its affiliates have engaged in certain transactions, and are parties to certain arrangements, with the Company.

### *Investment Agreements*

Odyssey America, Hudson Specialty Insurance Company (''Hudson Specialty''), Clearwater Select and Newline Underwriting Management Ltd. (''Newline'') have entered into investment agreements (collectively, the ''Agreements'') with Hamblin Watsa Investment Counsel Ltd. (''Hamblin Watsa''), a wholly owned subsidiary of Fairfax, and Fairfax, authorizing Hamblin Watsa and Fairfax to manage and administer these companies' investment assets on a continuous basis in accordance with our investment objectives. The annual fee payable is 0.20% of the total assets managed, calculated at the end of each quarter, based upon the average market value of the funds for the three preceding months. The Agreements provide for an annual incentive fee relating to the management of our equity securities account equal (subject to an annual maximum) to one-tenth of every percentage point of return in the equities account achieved in the relevant year in excess of the Standard & Poor's 500 Index plus 200 basis points, if the company's equities account has achieved such an excess on a cumulative basis from the inception of Hamblin Watsa's management. An additional management fee of 10 basis points may be earned if the realized gains exceed 1% of the average investment portfolio in any given year, subject to cumulative realized gains on investments exceeding 1% of the average investment portfolio.

Clearwater Insurance Company (''Clearwater'') (formerly known as Odyssey Reinsurance Corporation), and Hudson Insurance Company (''Hudson''), have each entered into an investment management agreement with Hamblin Watsa, authorizing Hamblin Watsa to manage an investment account on a continuous basis in accordance with our investment objectives. Under each of the agreements, the annual fee payable to Hamblin Watsa is 0.10% of the total assets managed, calculated at the end of each quarter based upon the average market value of the funds for the three preceding months. In addition, Hamblin Watsa receives an annual incentive fee relating to the management of our equity securities account equal (subject to an annual maximum) to one-tenth of every percentage point of return in the equities account achieved in the relevant year in excess of the Standard & Poor's 500 Index plus 200 basis points, if the equities account has achieved such an excess on a cumulative basis from the inception of Hamblin Watsa's management.

Clearwater and Hudson have each entered into an investment administration agreement with Fairfax, pursuant to which Fairfax agrees to provide specified investment administration services in return for an annual fee of 0.10% of the total assets managed under the investment management agreements described above, calculated and payable quarterly.

These agreements may be terminated by either party on 30 days' notice. For the years ended December 31, 2004 and December 31, 2003, total fees of $7,500,000 and

$13,300,000, respectively, were paid by us for services under the investment management and investment administration agreements.

### Management Indebtedness

We provided an interest-free loan of $1.0 million to our President and Chief Executive Officer, Andrew A. Barnard, payable on August 31, 2006, to purchase shares of our common stock in our initial public offering in June 2001. The loan is secured by the shares of common stock Mr. Barnard purchased in the offering.

### Guarantee of CTR

As of July 14, 2000, Odyssey America agreed to guarantee the performance of all the insurance and reinsurance contract obligations, whether incurred before or after the agreement, of Compagnie Transcontinentale de Reassurance (''CTR''), an affiliate, in the event CTR became insolvent and CTR was not otherwise indemnified under its guarantee agreement with a Fairfax affiliate. The Odyssey America guarantee was entered into as part of the redeployment of CTR's business to Odyssey America, and was terminated effective December 31, 2001. As part of a Fairfax initiative, CTR was dissolved and its assets and liabilities were assumed by other Fairfax affiliates, which have the responsibility for the run-off of its liabilities. Due to the existence of the affiliate guarantee of CTR's liabilities, the assumption of CTR's liabilities by other affiliates, and a Fairfax agreement to indemnify Odyssey America for all obligations under its guarantee, we deem the likelihood of loss related to this exposure to be remote.

### Guarantee of Falcon

Odyssey America agreed, as of April 1, 2002, to guarantee the prompt payment of all of the insurance contract obligations (the ''Subject Contracts''), whether incurred before or after the agreement, of Falcon Insurance Company (Hong Kong) Limited (''Falcon''), an affiliate, in the event Falcon becomes insolvent. Odyssey America's potential exposure in connection with this agreement is estimated to be approximately $38.2 million, based on Falcon's loss reserves at December 31, 2004. Falcon's stockholders' equity on a U.S. GAAP basis is estimated to be $30.0 million as of December 31, 2004. Additionally, Fairfax has agreed to indemnify Odyssey America for any obligation under this agreement. Odyssey America anticipates that Falcon will meet all of its obligations in the normal course of business and does not anticipate making any payments under this guarantee that would require Odyssey America to utilize the indemnification from Fairfax. In connection with the guarantee, Falcon has granted Odyssey America the option (the ''Option'') to assume ten percent quota share reinsurance participation for a period of up to three years of all of Falcon's liabilities under the Subject Contracts entered into by Falcon on or after the date of the exercise of the Option by Odyssey America. If the Option is exercised, the one percent fee will be cancelled during the term of the quota share reinsurance agreement. As of

27

December 31, 2004, this option has not been exercised by Odyssey America. The Option will terminate on December 31, 2005.

### Fairfax Insurance Coverage

Fairfax purchases and maintains Directors' and Officers' Liability Insurance for the directors and officers of Fairfax and its subsidiaries, including us. This insurance forms part of a blended insurance program which provides a combined aggregate limit of liability of $150,000,000.

### Registration Rights

We have entered into a registration rights agreement with TIG Insurance Company ("TIG") and ORH Holdings Inc. ("ORH Holdings"). The registration rights agreement includes rights to require us to register the offer and sale of shares of our common stock held by TIG and ORH Holdings on up to three different occasions. The registration rights agreement also includes the right to require us to include our common stock held by TIG and ORH Holdings in up to three future registration statements that we file with the Securities and Exchange Commission. We also provide TIG and ORH Holdings with the right to participate in any securities offerings by us in order to maintain their percentage ownership. These rights are subject to various conditions and limitations. We bear all expenses incurred in connection with these registrations, other than any underwriting discounts and commissions. Registration of shares of common stock upon the exercise of these registration rights would result in such shares becoming freely tradable without restriction under the Securities Act of 1933.

### Tax Sharing Arrangements

Prior to our initial public offering, Odyssey America and its subsidiaries ("Odyssey Group") were included in the consolidated federal income tax returns of Fairfax Inc., as well as the consolidated or combined state income or franchise tax returns of Fairfax Inc. Following our initial public offering, OdysseyRe became obligated to file a federal income tax return on behalf of itself and Odyssey Group and obligated to pay federal income taxes on behalf of itself and Odyssey Group on a consolidated basis. Odyssey Group remained liable for its share of taxes for periods Odyssey Group was included in the consolidated federal or state tax returns of Fairfax Inc. In addition, Odyssey Group will continue to be severally liable for the consolidated federal income tax liability of the group included in any federal consolidated return filed by Fairfax Inc. as the common parent. Prior to the completion of our initial public offering, OdysseyRe, on behalf of itself and Odyssey Group, entered into a tax allocation agreement with Fairfax Inc. to provide for the computation and payment of consolidated federal income tax liability and consolidated or combined state income or franchise tax liabilities for taxable periods in which Odyssey Group was included in the consolidated or combined federal or state tax return filed by Fairfax Inc. Under the tax allocation agreement, for periods in which Odyssey Group was included in the consolidated

28

or combined federal or state tax returns filed by Fairfax Inc., Odyssey Group will be allocated its share of the group's tax liability generally determined as if Odyssey America and its subsidiaries each had filed federal and state tax returns on a separate company basis.

In March 2003, Fairfax increased its interest in OdysseyRe to approximately 81%. This enabled OdysseyRe to be included in Fairfax Inc.'s consolidated federal tax returns. As a result of Fairfax's increased ownership in OdysseyRe, OdysseyRe is subject to obligations under the tax allocation agreement described above for taxable periods in which OdysseyRe is included in the consolidated or combined federal or state tax return filed by Fairfax Inc.

### Tax Services Arrangements

Each of Odyssey America, Clearwater, Clearwater Select, Hudson, Hudson Specialty and OdysseyRe have entered into tax services agreements with Fairfax Inc. Under the agreements, we obtain tax consulting and compliance services from Fairfax. The fees under the agreements are payable quarterly and include a total fixed base fee for all entities of $50,000 per quarter and a variable fee component that includes third party outside fees incurred on behalf of us. The fee was increased to $75,000 per quarter beginning in the third quarter of 2004. Upon mutual agreement by both parties, the quarterly base fee may be adjusted for changes in services provided or costs incurred. The agreements are automatically renewed beginning January 1, 2002, for successive one year terms unless terminated earlier as provided for under the agreements. The agreements may be terminated without cause by either party giving the other party 90 days' written notice. The fees payable under the agreements are approximately equivalent to Fairfax's cost in providing these services.

### Stop Loss Agreement

Under an agreement effective December 31, 1995, Clearwater and Hudson retroceded and nSpire Re Limited (formerly known as ORC Re Limited), a Fairfax subsidiary, agreed to reinsure 100% of Clearwater's and Hudson's net incurred losses plus cumulative net incurred uncollectible reinsurance recoverables, calculated on a loss incurred basis, for accident years 1995 and prior, in excess of approximately $929 million, subject to a cumulative aggregate limit of $175.0 million. Pursuant to an indemnification agreement dated March 22, 2001, Fairfax has agreed to indemnify Clearwater and Hudson for any failure by nSpire Re Limited to fulfill its obligations under this agreement.

### Blanket Assumption Endorsement Agreement

Clearwater agreed to allow Ranger Insurance Company ("Ranger"), a subsidiary of Fairfax, to attach an assumption of liability endorsement to certain policies issued from July 1, 1999 to April 30, 2004. Clearwater has terminated the agreement, effective April 30, 2004. Clearwater remains liable for any losses occurring prior to the effective date of the termination, pursuant to the terms of the endorsements. Clearwater's potential exposure in connection with these endorsements is estimated at approximately $6.7 million, based on the

subject policies' case outstanding loss reserves. We deem the potential exposure to be immaterial, as Fairfax has agreed to indemnify Clearwater for any obligation under this agreement. The Company anticipates that Ranger will meet all of its obligations in the normal course of business, and Clearwater does not anticipate making any payments under this guarantee that would require Clearwater to utilize the indemnification from Fairfax.

### Pledge of Assets on Behalf of Advent

During the second quarter of 2004, Odyssey America pledged and placed on deposit at Lloyd's the equivalent of £110 million of U.S. Treasury Notes on behalf of Advent Capital (Holdings) PLC ("Advent").

Advent is 46.8% owned by Fairfax and its affiliates, including 15.0% by OdysseyRe. nSpire Re Limited ("nSpire Re"), a wholly-owned subsidiary of Fairfax, had previously pledged assets at Lloyd's on behalf of Advent pursuant to a November 2000 Funding Agreement with Advent whereby the funds are used to support Advent's underwriting activities for the 2001 to 2005 underwriting years of account. Advent is responsible for the payment of any losses resulting from the use of these funds to support its underwriting activities.

In consideration of Odyssey America making the deposit, nSpire Re agreed to pay Odyssey America a fee equal to 2% per annum on the assets placed on deposit by Odyssey America. The pledged assets continue to be owned by Odyssey America, and Odyssey America will receive any investment income thereon. As additional consideration for, and further protection of, Odyssey America's pledge of assets, nSpire Re provided Odyssey America with indemnification in the event of a draw down on the pledged assets. Odyssey America retains the right to withdraw the funds at Lloyd's at any time upon 180 days advance written notice to nSpire Re. nSpire Re retains the obligation to pledge assets on behalf of Advent. In any event, the placement of funds at Lloyd's will automatically terminate effective December 31, 2008 and any remaining funds at Lloyd's will revert to Odyssey America at that time.

### Investment in Fairfax Asia

On October 1, 2004, Odyssey America sold its 97.7% ownership interest in First Capital Insurance Ltd. to Fairfax Asia Limited ("Fairfax Asia") in exchange for Class B nonvoting shares representing a $38.6 million, or an approximate 45%, ownership interest in Fairfax Asia. Fairfax owns the controlling interest in Fairfax Asia.

### Other Related Party Transactions

For the years ended December 31, 2004 and 2003, OdysseyRe paid $0.3 million and $1.0 million of intranet fees, respectively, to MFXchange Holdings Inc. ("MFX"). MFX is 100% owned by Fairfax and its affiliates, including 7.4% by OdysseyRe.

In connection with the acquisition of Overseas Partners US Reinsurance Company (now known as Clearwater Select Insurance Company), we incurred a $2.5 million expense to RiverStone Group LLC ("RiverStone"), an affiliate, for services RiverStone provided to us. The expense for RiverStone's services can increase to a maximum of $5.0 million based upon the profitability of Clearwater Select.

In connection with the sale of Old Lyme Insurance Company, Ltd. ("OLIC") by one of our affiliates to Old Lyme Insurance Group, Ltd. ("OLIG"), an unrelated entity, Odyssey America provided a loan to OLIG in the amount of $9.0 million to finance the transaction. This loan has a term of five years, bears interest at a rate of prime plus 3% and is collateralized by the shares of OLIC's common stock.

## Deadline for Receipt of Stockholder
## Proposals for 2006 Annual Meeting

If you would like to submit a proposal for our 2006 annual meeting to be included in our proxy statement and form of proxy for our 2006 annual meeting, the proposal must be received by November 25, 2005. You should address your proposal to Donald L. Smith, Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp., 300 First Stamford Place, Stamford, Connecticut 06902.

If you would like to submit a proposal for a meeting of stockholders other than a regularly scheduled annual meeting, the proposal must be received within a reasonable time before we begin to print and mail our proxy materials in relation to that meeting.

A notice of a stockholder proposal submitted outside the processes of Rule 14a-8 under the Securities Exchange Act of 1934 will be considered untimely unless such notice is submitted to OdysseyRe no later than December 23, 2005.

By Order of the Board of Directors of
Odyssey Re Holdings Corp.

Donald L. Smith
Senior Vice President, General Counsel and
Corporate Secretary

## Report of the Audit Committee

The management of Odyssey Re Holdings Corp. (the ''Company'') has primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls.

The Company's independent registered public accounting firm audits the annual financial statements prepared by management, expresses an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America and discusses with the Audit Committee any issues it believes should be raised with us.

This year, we reviewed the Company's audited financial statements and met separately with both management and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, to discuss and review those financial statements and reports prior to issuance. Management has represented to us that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

We have received from and discussed with PricewaterhouseCoopers LLP the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to that firm's independence from the Company. We also discussed with PricewaterhouseCoopers LLP matters required to be discussed by the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accounts to the extent applicable. We have implemented a procedure to monitor auditor independence and discussed with the auditors their independence.

Based on these reviews and discussions, we recommended to the board of directors of the Company that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 for filing with the Securities and Exchange Commission.

Frank B. Bennett
Anthony F. Griffiths
Robbert Hartog
Brandon W. Sweitzer

## Report of the Compensation Committee of the Board
## on Executive Compensation

### Overview

The Compensation Committee is a standing committee of our board of directors, comprised of directors who are independent of our management, as determined by our board of directors based on the listing standards of the NYSE. In addition, all of the members of the Compensation Committee are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The primary objective of the Compensation Committee is to oversee, administer, review and approve compensation for our executive officers and directors, make recommendations to the board of directors with respect to non-Chief Executive Officer compensation, incentive compensation plans and equity-based plans, and review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluate the performance of our Chief Executive Officer in light of those goals and objectives, and determine and approve the compensation of the Chief Executive Officer based on such evaluation. The Compensation Committee operates under a written charter adopted by the board of directors to reflect the NYSE rules for compensation committees. A copy of the charter is available on our website, www.odysseyre.com.

### Executive Compensation Philosophy

The Compensation Committee has designed our executive compensation program to align our compensation practices with the achievement of our financial goals and key business objectives. We seek to link certain components of executive compensation to the achievement of certain pre-determined individual and company performance goals.

### Components of Executive Compensation

The compensation for our executive officers generally consists of base salary, annual bonus incentive, restricted stock and stock option awards. The Compensation Committee assesses the past performance and/or anticipated future contribution of each executive officer in establishing the total amount and mix of each element of compensation.

### Base Salary

The salaries of Messrs. Barnard, our President and Chief Executive Officer ("CEO"), Wacek, our Executive Vice President, and Troiano, our Executive Vice President and Chief Financial Officer, in 2004 were based upon employment agreements we have entered into with each such executive officers and amounted to $1,000,000, $450,000, and $412,500, respectively. The salaries of our executive officers who do not have employment agreements are determined annually by the Compensation Committee and annual base salary increases for all executives (including those with employment agreements) will be determined by an

34

evaluation of factors which may include individual performance and comparisons with salaries paid at comparable companies in our industry.

The Compensation Committee places considerable weight upon the recommendations of the CEO in determining the compensation of our other executive officers. However, all awards of compensation, for the CEO and the other executive officers, are ultimately based upon the Compensation Committee's judgment regarding the individual executive officer's performance and are made to reflect our compensation philosophy for executive officers. In this regard, the Compensation Committee takes into account whether each particular payment or award would provide an appropriate reward and incentive for his or her contribution to our long-term profit performance and return to our stockholders.

**Long-Term Incentive Plan**

The Odyssey Re Holdings Corp. Long-Term Incentive Plan ("Long-Term Incentive Plan") permits the Compensation Committee to provide annual cash awards to certain employees upon the attainment of certain pre-determined performance goals established by the Compensation Committee. Generally, employees at the assistant secretary level and above are eligible to participate in the plan. Performance goals may include, without limitation, any combination of financial, nonfinancial and individual performance goals. Prior to the beginning of each plan year, or within 90 days from the beginning of such plan year, the Compensation Committee will approve the performance goals for the plan year. We utilize a combined ratio, which is a combination of an underwriting expense ratio and a claims/claims adjustment expense ratio, as a financial performance measure under our Long-Term Incentive Plan to determine the applicable performance goals.

We have established the goals and measurements associated with the Long-Term Incentive Plan to align executive pay with achievement of our critical strategies and operating goals and the satisfaction of certain pre-determined performance goals. The target bonuses for executive officers were set at 100% of base salary for the Chief Executive Officer and ranged from 50% to 100% of base salary for other executive officers.

Bonus opportunities with respect to fiscal year 2004 were based upon each executive officer's position and the degree to which we achieved certain pre-determined performance goals related to our loss and loss adjustment expense ratio, underwriting expense ratio, and combined ratio. Under the Long-Term Incentive Plan in fiscal year 2004, Mr. Barnard, as CEO, was paid a bonus of $500,000, equal to 50% of his base salary, representing a 33.3% decrease from his bonus paid with respect to fiscal year 2003. The other executive officers were paid bonuses ranging from approximately 37% to 97% of base salary, representing, in the aggregate, a 9.6% decrease from the aggregate bonuses paid to such officers with respect to fiscal year 2003.

## Restricted Stock and Stock Option Awards

Awards of shares of restricted stock and stock options are designed to align the interests of our executive officers with the long-term interests of our stockholders. The Compensation Committee believes that awards of shares of restricted stock and stock options directly motivate our executive officers to maximize long-term stockholder value. The shares of restricted stock and stock options also utilize staggered vesting periods in order to encourage these key employees to continue in our employ. The Compensation Committee determines the number of shares of restricted stock and stock options to be granted based upon factors including our business plans, the executive's level of responsibility, compensation level, and individual performance. The Compensation Committee granted shares of restricted stock to the executive officers for fiscal year 2004 valued, as of March 10, 2005, in the following amounts: Mr. Barnard $833,384; Mr. Wacek $233,368; Mr. Smith $50,018 and Mr. Narciso $40,025.

## CEO's Compensation

In connection with our initial public offering, in 2001 we entered into an amended and restated employment agreement with Mr. Barnard that modified an existing agreement between Mr. Barnard and Fairfax. The agreement provides Mr. Barnard with an annual base salary of $1 million. Pursuant to this agreement, Mr. Barnard received $1,000,000 during fiscal year 2004, the same annual base salary as fiscal year 2003. As noted above, the Compensation Committee determined Mr. Barnard's bonus under the Long-Term Incentive Plan for fiscal year 2004 in part based upon our attainment of certain pre-determined performance goals related to our loss and loss adjustment expense ratio, underwriting expense ratio, and combined ratio. In addition, for fiscal year 2004, Mr. Barnard was granted shares of restricted stock with a value of $833,384 (as of March 10, 2005). In determining the long-term incentive component of Mr. Barnard's compensation, the Compensation Committee considered our performance and relative stockholder return, the value of similar incentive awards to Chief Executive Officers at comparable companies, and the awards given to Mr. Barnard in past years. We consider Mr. Barnard's level of pay and bonus appropriate based on Mr. Barnard's individual performance as well as our financial and non-financial measures in fiscal year 2004.

## Policy Regarding Section 162(m) of the Internal Revenue Code

Section 162(m) of the Code limits the deductibility of certain compensation payments by a company to its CEO or any of its four other highest paid executive officers. This section also provides for certain exemptions to the limitations, specifically for compensation that is performance based within the meaning of Section 162(m). The Compensation Committee has generally endeavored to structure our executive compensation plans to achieve deductibility under Section 162(m) with minimal sacrifice in flexibility and objectives. However, deductibility is not the sole factor used in designing and determining appropriate compensa-

tion. The Compensation Committee may, in its discretion, enter into compensation arrangements that are not deductible under Section 162(m) if it determines that compliance with Section 162(m) is not in our best interest or the best interests of our stockholders.

**Conclusion**

The Compensation Committee believes that long-term stockholder value is enhanced by company and individual performance and achievement. The compensation plans that the Compensation Committee has adopted for our executive officers are based on achievement of performance goals, as well as competitive pay practices. The Compensation Committee believes that one of its most important functions in serving the interests of the stockholders is to attract, motivate and retain talented executive officers in this competitive environment. In this regard, equity compensation in the form of awards of shares of restricted stock and stock options is vital to this objective and, therefore, to the long-term success of OdysseyRe.

The foregoing report on executive compensation for fiscal year 2004 is provided by the undersigned members of the Compensation Committee of the board of directors.

Frank B. Bennett
Anthony F. Griffiths
Robbert Hartog
Brandon W. Sweitzer

## Performance Graph

The following graph compares the cumulative total return to stockholders of OdysseyRe (assuming reinvestment of dividends) from June 14, 2001, the date when our shares were first traded on the NYSE, through December 31, 2004, with the cumulative total return of the Standard & Poor's 500 Property & Casualty Insurance Index and the cumulative total return of the Standard & Poor's 500 Composite Index.

### Cumulative Total Return to Stockholders
### Value of $100 Invested on June 14, 2001(1)(2)



|  | June 14, 2001 | December 31, 2001 | December 31, 2002 | December 31, 2003 | December 31, 2004 |
|---|---|---|---|---|---|
| OdysseyRe . . . . . . . . . . . | $100 | $103.06 | $103.67 | $132.76 | $149.18 |
| S&P 500 Property & Casualty . . . . . . . . . . . | $100 | $ 89.67 | $ 79.79 | $100.87 | $111.38 |
| S&P 500 Index . . . . . . . | $100 | $ 94.79 | $ 73.84 | $ 95.02 | $105.36 |

(1) Assumes $100 invested on June 14, 2001 in shares of OdysseyRe common stock, the Standard & Poor's 500 Property & Casualty Insurance Index, and the Standard & Poor's 500 Composite Index.

(2) Based on the closing price of shares of OdysseyRe common stock on the dates shown on the NYSE and on information provided by Standard and Poor's.

